60 DEGREES PHARMACEUTICALS, INC.

1025 Connecticut Avenue NW Suite 1000

Washington, D.C. 20036

September 26, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Alan Campbell

Re:	60 Degrees Pharmaceuticals, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-282221

Requested Date: September 30, 2024
Requested Time: 4:05 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 60 Degrees Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-282221) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Registrant hereby authorizes Ross D. Carmel, Esq. of Sichenzia Ross Ference Carmel LLP, counsel for the Registrant, to make such request on the Registrant’s behalf.

The Registrant acknowledges that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Ross D. Carmel, Esq. of Sichenzia Ross Ference Carmel LLP at (212) 930-9700. Thank you for your assistance.

Very truly yours,

/s/ Geoffrey Dow
Geoffrey Dow
Chief Executive Officer and President

cc:	Geoffrey Dow (Chief Executive Officer, 60 Degrees Pharmaceuticals, Inc.)
Ross D. Carmel, Esq. (Sichenzia Ross Ference Carmel LLP)